SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2003

Commission File Number 333-08072

Provalis plc

(Translation of Registrant’s Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT

(Address of Principle Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                                               Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                                                                                No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

For Immediate Release

2 September 2003

Provalis plc

Preliminary Results for Year Ended 30th June 2003

Provalis plc (LSE: PRO; NASDAQ: PVLS), the diversified Healthcare Group, announces Group turnover increased by 49% to £14.0 million in 2003 driven by sales of Glycosal® in the USA and Diclomax® in the UK market. Gross profit was £7.7 million, an increase of £2.4 million over last year, giving a margin on sales of 55%. After accounting for an exceptional gain of £3.4 million from the variation of the distribution agreement with Dr Falk Pharma, Provalis reports its first profit before tax of £1.3 million and a profit per share of 0.4 pence. The Group reduced its operating loss for its’ continuing businesses from £4.2 million in 2002 to £1.7 million in 2003.

The Company’s cash position remained healthy at £6.6 million, and will further benefit from additional payments of up to £3.5 million from Dr Falk Pharma (which result from the variation of the Dr Falk distribution agreement) which are due by January 2005, and the stopping in November 2004 of the monthly payments of more than £380,000 to Pfizer for Diclomax® .

Highlights

Sound financial results

•                      Group sales climbed to £14.0m, a 49% advance over 2002

•                       Group generated a pre-tax profit of £1.3m, after exceptional contribution of £3.4m from variation of agreement with Dr Falk Pharma (2002: loss £5.2m)

•                      Group gross profit advanced 45% to £7.7m (2002: £5.3m)

•                      Group operating loss for its continuing businesses reduced substantially to £1.7m (2002: £4.2m)*

•                      Group profitable at the EBITDA level at £0.3m for its continuing businesses (2002: loss £2.4m)**

•                      Profit (loss) per share before and after exceptional items of (0.6)p (2002: (1.7)p) and 0.4p (2002: (1.9)p) respectively***

•                      Cash position remains healthy at £6.6m (2002: £10.4m) with £1.5m due from Dr Falk Pharma in January 2004 and up to a further £2.0m due in January 2005 and with monthly payments of greater than £380,000 to Pfizer for Diclomax® due to end in November 2004

Strong product performance

•                      Diagnostics product sales grew substantially to £3.1m (2002: £0.9m) led by the sales of Glycosal® in the USA

•                      Pharmaceutical product sales grew 33% to £10.9m (2002: £8.2m)

•                      Diclomax® sales were £6.4m with growing market share

•                      Irish sales business began in February 2003 and generated sales of £0.5m

•                      Rapolyte® launched in UK in May 2003

Good product pipeline

•                      G5 diagnostics technology progressed towards product completion and preparation for clinical trials in testing HbA1c

•                      Development programmes defined for a number of additional point of care products using the G5 platform

•                      Diclomax® regulatory approval in Ireland received August 2003

•                      Further product licensing opportunities under discussion for pharmaceutical sales business to leverage existing sales force

*See Note 2 below

**See Note 5 below

***See Note 6 below

Commenting on these full year results, Mr Frank Harding, Chairman of Provalis, said “2003 was a year of real progress for Provalis. Both businesses achieved substantial sales growth, with Glycosal® making an important breakthrough in the valuable US diabetes market for Provalis’ medical diagnostics business and Diclomax® transforming the sales and profitability of our pharmaceutical business.”

Dr Phil Gould, Chief Executive Officer, added “Provalis had a strong year in 2003.  The challenge for the Group is to continue to grow sales and to develop new products in both of our businesses.  I believe that Provalis’ key assets of novel technological platforms, an expanding distribution network and dynamic and experienced sales and marketing capabilities, can be leveraged to build a stable, significant and growing, diversified, healthcare company.”

Provalis’ Internet Website; http://www.provalis.com

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors.  Such factors include, among others: the rate at which operating losses are incurred; the rate of net cash utilisation within the Group and, hence, the Group’s possible need for additional capital in the short, medium and/or long term; the execution of development, licensing, research, manufacturing and other collaboration agreements with third parties; the progress of the Group’s

Provalis plc

Preliminary Results for Year Ended 30th June 2003

continuing research and development activities; uncertainties related to future trial results and the viability of the Group’s products, which are at various stages of development; the generation of sufficient operating cash flow by the Group’s healthcare and medical diagnostics divisions to finance the ongoing development of these businesses as well as the Group’s research and development activities; the impact of future laws, regulations and policies; availability and level of reimbursement for the Group’s products from government health administration authorities or other third-party payors; the Group’s intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group’s sector; the Group’s dependence on key personnel; general business and economic conditions; and other factors beyond the Group’s control that may cause the Group’s available capital resources to be used more quickly than expected.  These and other factors that could affect the Company’s future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company’s registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel:  01244 833463

Mr Peter Bream, Provalis plc, Tel: 01244 833552

Mr Lee Greenbury, Provalis plc, Tel:  01244 833402

Lisa Baderoon, Buchanan Communications, Tel:  020 7466 5000

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a diversified healthcare group with two operating divisions:-

•                       Medical Diagnostics – develops and sells to world markets medical diagnostic products for chronic disease management.  The division’s principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

•                      Pharmaceuticals – sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force.  The division’s principle product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REPORT

Provalis had a strong year in 2003. Sales grew significantly to £14.0m, the Group operating loss was reduced from £5.4m to £2.1m and the Group became EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortisation” (see note 5 below)) excluding discontinued activities positive for the first time. Following the recognition of an exceptional profit of £3.4m from the variation of the distribution agreement with Dr Falk Pharma, the Group declared a pre-tax profit of £1.3m – a first for the Group – against a loss of £5.2m in 2002.

The year saw a notable success in the USA with Cholestech Corporation, our point of care partner in this key market, beginning to sell Glycosal®, our diabetes diagnostic product. Cholestech’s sales were kick started by immediate sales to Abbott Laboratories which were then followed by further good progress in the year. The Medical Diagnostics division had record sales of £3.1m as a result of this sales progress and has now supplied over 7,100 instruments and approaching two million test cartridges since the product was introduced in 2000. The directors believe that, with Glycosal®, Provalis has the leading product in the point of care testing of glycated haemoglobin (“HbA1c”). This market continues to expand in the USA as tests that would have been carried out as part of the $1bn laboratory market are beginning to be carried out in the near patient setting.

The Group’s pharmaceutical sales business made good progress in the year with record sales of £10.9m and a major advance in profitability to £2.5m. Through focused promotion, it generated sales of Diclomax® of £6.4m, successfully initiated its business in Ireland with £0.5m sales, launched Rapolyte® onto the UK market and completed a variation of its distribution arrangement with Dr Falk Pharma for its products for the UK market. The directors recognise the importance of replacing the income stream from the Dr Falk Pharma products, and discussions are on-going with third parties which have products available.

Encouraging progress has been made in product development, with the continued investment in G5, the Group’s next generation, patient focused, diagnostics technology. The diabetes HbA1c product using this platform is now coming to the end of its development and is being readied for clinical trials to allow it to be registered for prescription home use status with the FDA in the USA.

The cash position and future cash flows of the Group have benefitted from a number of factors; the margin from the growing sales business, stopping significant expenditure on the vaccines business, the availability of a £0.95m grant from the Welsh Development Agency to support capital expenditure related to manufacturing expansion, and the variation of the Dr Falk Pharma distribution agreement yielding up to a further £3.5m cash by January 2005. Importantly, the weekly instalments payable to Pfizer for Diclomax® stop in November 2004, resulting in substantial cash flows being generated by Diclomax® thereafter.

The further successful development of Provalis in 2003 was due to the efforts of all employees, and to the loyalty and support of our customers, commercial partners and shareholders alike. We thank them all for their efforts.

Thanks must also be given to Neil Kirkby, Finance Director, who left the Company in April 2003 to pursue other interests. We welcome Peter Bream into the role, who comes to the Company with considerable experience.

Sales in the first two months of the new financial year are ahead of those in the same two months last year. As would be expected, sales by Medical Diagnostics are lower than the same period last year, because that period was dominated by the initial sales, through Cholestech Corporation, to Abbott Laboratories, but are expected to progress satisfactorily for the remainder of this year. The Pharmaceutical division is trading ahead of last year, in line with the Group’s internal expectations.

Frank Harding

Philip Gould

Chairman

Chief Executive

OPERATING REVIEW

Products and markets

Provalis’ two key products are the diabetes management diagnostic Glycosal® and the anti-arthritis medication Diclomax®.

Glycosal®

The major advance for Glycosal® this year has been in the USA – the world’s largest diagnostics market – where sales of the instrument and the pull-through of the test cartridges have been pleasing. The product has been particularly well received by the smaller doctors’ practices.

In the year the Group supplied over one million Glycosal® test cartridges for sale and shipped twice as many instruments as in the previous two years combined. Our distributors report that 200 to 300 instruments continue to be placed with doctors in the USA each month and that test cartridge volumes have been building steadily. Provalis estimates its installed base of machines now stands at over 6,000. The Group believes that Glycosal® is now the leading CLIA waived doctors’ office diabetes HbA1c product in the USA market.

Sales of Glycosal® continue to advance in the other markets into which it is sold by our two key distributors, Cholestech Corporation, which sells the product as the “GDX”, and Bio-Rad Laboratories, which sells it as the “MicroMat II”.

The number of countries in which Glycosal® is sold continues to increase. In particular, Cholestech has recently launched the product in Canada, another high value market, where over 2.2m people are estimated to have the disease, and in June the first shipment was made to Bio-Rad to service the Japanese market which is the second largest HbA1c market in the world. In addition, Bio-Rad is establishing a number of direct marketing opportunities for Glycosal® in developing markets.

Glycosal® also received a number of technical acknowledgments in the year. As well as receiving the enhanced National Glycohemoglobin Standardisation Programme Certification (“NGSP”) registration, Glycosal® scored highly in the independent assessment of diabetes HbA1c tests assessed by the Medical Devices Agency in the UK.

One disappointment in the year has been the level of sales of Glycosal® to the UK NHS under Provalis’ direct selling scheme. The Group has suspended its direct selling efforts in the UK and is now seeking to progress the product in the UK through initiatives with pharmaceutical companies, as exemplified by our relationship with Takeda, or via sub-distributors. Our view on this may be revised in 2004/5 once the recent diabetes initiative with the UK NHS is fully underway and the new GP’s contract rewarding surgeries for patient diabetes monitoring becomes fully implemented.

Nevertheless, Glycosal® is well placed to continue its penetration of the multi-billion pound diabetes market.

Diclomax®

Diclomax® was acquired from Pfizer in late 2001 and this year represented the first full year of sales by Provalis in the UK. It has been promoted heavily by the representative sales force and with focused advertising. Sales were £6.4m, slightly below internal expectations, despite an increased share of the declining NSAID market which continues to be affected by the new COX2 inhibitors. A minor effect on sales was also seen with a period of wholesaler de-stocking during January and February 2003. Diclomax® remains the most important product for the Pharmaceutical division. In the year ahead the Group expects to see growth of Diclomax® sales through both its registration in Ireland and other marketing initiatives.

Other pharmaceutical products

Good sales progress was made with the other core products in the Pharmaceutical range, Calceos®, Clotam Rapid® and products in the Dr Falk Pharma range (Ursofalk®, Budenofalk® and Salofalk®), and all showed growth in the year.

Pharmaceutical sales UK

Product	Area	Sales	Growth in the year
		(£’m)%
Falk range	Gastro-enterology	2.2	9
Calceos®	Osteoporosis	0.9	29
Clotam Rapid®	Migraine	0.3	9

Pharmaceutical sales in the Republic of Ireland

Sales of the Dr Falk Pharma range in the Republic of Ireland started promisingly with a contribution of £0.5m in the period from February to June 2003. Inevitably some of the sales were pipeline stocking but we expect the Irish market to be a driver of growth for the Pharmaceutical division in the year ahead.

Several new product launches are planned for the Republic of Ireland market in the forthcoming months, including Diclomax® in October 2003.

The Dr Falk Pharma deal

Provalis has agreed to vary its distribution agreement with Dr Falk Pharma for the Falk range of products. Provalis was due to distribute these products in the UK until 2010 but has agreed that the agreement will now terminate in December 2004. In return for this reduction in the distribution agreement term, the agreement was immediately extended to include Ireland (which had established sales of £0.5m per year), Provalis received £1.5m in February 2003 and will receive up to a further £3.5m in cash by January 2005.

R&D review

R&D spend

2003 was a year of change for Provalis in terms of its approach to R&D and product development. Significant expenditure on the vaccine R&D business was stopped early in the first half of the year. However, Provalis retained the valuable licensing deal with GlaxoSmithKline on a number of antigens as well as the intellectual property on certain other programmes which will be maintained at minimal cost whilst commercial partners are sought.

R&D spend in the year was £2.0m, 14% of Group turnover, £1.6m of which was focused on diagnostics. The directors believe this level remains commensurate with the Group’s cash flows and stage of development. In 2004, forecast expenditure on R&D to complete the new G5 HbA1c product is some £1.5m.

G5: Next generation diagnostics platform

The major project in R&D has been the development of a new diagnostics technology, code named G5, intended initially for use by healthcare professionals at the point of care and then by the consumer at home. The product uses the same concept as Glycosal® – an instrument reader and test cartridge – and uses the same well proven chemistry to measure HbA1c but being fully automated will be easier and quicker to use.

G5 is at the final manufacturing prototype stage and has undergone the first phase of testing. Moulding of the test cartridge at commercial scale proved problematic given the high precision, multiple components and optically clear moulding involved. This held the programme up for a number of months but successful technology transfer has occurred and we now have an established and qualified European manufacturing supply base for the cartridge. The manufacture of the instrument is being transferred to our Far East supplier. Although this was slowed by the recent SARS outbreak, assembly of the first instruments using industrialised mouldings is now underway. These difficulties being resolved, final cartridges and instruments are due to be delivered in the autumn to allow Provalis to initiate clinical trials suitable for filing of the “home use” FDA marketing application in the USA.

The Group is now in advanced stages of discussions with a number of parties regarding the commercialisation of G5. These discussions initially focused on the diabetic patient market where the product has significant market potential, but have also highlighted that potential partners may require additional chronic disease related tests such as glucose on the product as well as enhanced data connectivity for the unit. Incorporation of these additional features on the product, although possibly delaying its introduction until the second half of calendar year 2004, will give the patient, doctor, partner and Provalis enhanced and longer term value.

Other tests using the G5 platform

To address this requirement, additional diagnostics tests are planned for the G5 platform. The feasibility of the G5 technology to conduct a number of additional assays using a wide variety of diagnostic test methodologies, including turbidimetry, enzymatic and immunological types of diagnostics assays, has now been demonstrated.

The selection of the final tests for development will be made from an analysis of point of care physician needs, potential sales volumes and likely reimbursement levels. Consideration will also be given to the needs of the eventual commercial partner who may require additional tests to strengthen the point of care diabetes management offering with the product.

To meet these development needs the diagnostics R&D effort on G5 will be expanded significantly in the year ahead.

Micro G

The planning for the over the counter HbA1c system, Micro G, has been initiated and a project brief developed following a period of market research. Much of the technology for Micro G will be based on the core G5 technology and significant work will begin from early 2004 once the G5 product has completed its final trial phase. As preparation for the start of the Micro G programme the Company is already in discussion with a number of research institutes to help prepare for the development programme.

Licensing and product acquisition

During May the Pharmaceuticals business launched Rapolyte®, which is a cost effective fruit flavoured oral rehydration therapy, onto the UK market. The response to the product by doctors has been encouraging and wholesaler restocking has occurred more quickly than anticipated.

Further products in the Falk range are due for introduction into the UK market over the next few months. These new products, coupled with Diclomax®, are due for launch in Ireland shortly.

Further products for this highly profitable Pharmaceutical business are currently being identified.

Partner and distributor management

Provalis recognises that the success of its Medical Diagnostics business, at least in the short term, must come from the success of its selected commercial partners or distributors. During the year it managed a significant order for Glycosal® with Abbott Laboratories, cemented its relationship with Bio-Rad Laboratories Inc. and Cholestech Corporation for Glycosal® and continued its supply of Osteosal® to Aventis.

The Group prides itself on its partnering arrangements and believes it has much to offer to ensure mutual commercial success in the long term. Strong intellectual property, timely product supply, high and consistent product quality, regulatory compliance and the flexibility to allow commercial opportunities to be pursued, are considered important for success and are attributes that Provalis is dedicated to achieve. In return, Provalis seeks rapid market feedback on product performance from customers, and an understanding of the key elements of the sales process in its target markets to guide future product development and commercialisation.

Manufacturing and product supply

2003 has been a year in which Provalis has built a strong product supply base for its diagnostics business.

The Glycosal® test cartridge manufacturing facility at Deeside is now fully on stream, and in April 2003 became fully automated. This gave manufacturing efficiencies, lower cycle times per cartridge and lower production costs ready for a greater volume of supply in 2004. Manufacturing output in 2003 was four times that of 2002 and over one million test cartridges were produced in the year. These improvements should begin to further increase profitability of the Medical Diagnostics division during the current financial year.

The Far East supply of Glycosal® instruments began in the year providing both margin and capacity improvement for the Group. This was important for both supplying the key US market and meeting the order from Abbott Laboratories.

Provalis has built its product supply network with its distributors and in April 2003 opened a new Healthcare and Diagnostics logistics centre some five miles from Deeside. This centre has allowed the expansion of the recent Deeside manufacturing area to begin to make space for the G5 cartridge filling equipment that will be installed in 2004. Provalis anticipates that over £1m will be committed to G5 manufacturing equipment in 2004 with support coming from the grant given to Provalis by the Welsh Development Agency.

Outlook

The challenge for the Group is to continue to grow sales and to develop new products in both operating businesses.

The directors expect sales of Glycosal® to continue to grow, albeit at a more modest rate than in the last year. The directors also anticipate growing the sales and market penetration of Diclomax® in the UK, augmenting this by launching the product in Ireland from October 2003, and achieving sales growth for the remainder of the pharmaceutical product portfolio.

In addition to this organic growth, the directors will continue to evaluate and pursue opportunities to grow both the Group and its two businesses through the acquisition of complementary products and businesses.

Completion of the development of the G5 platform, obtaining regulatory approvals for the use of this platform for point of care HbA1c testing (particularly for the key US market), developing further tests for use on the platform and developing the product for use in the consumer market are key to the Group’s future. Accordingly, this financial year will be a time of major investment in G5, in both research and development and capital expenditure for plant and equipment, readying the product for launch before the end of 2004.

The Group’s cash position remains satisfactory with the payments and future receipts arising from the variation of the agreement with Dr Falk Pharma, and the scheduled cessation in November 2004 of the payments to Pfizer for Diclomax® which are currently in excess of £380,000 per month.

The directors believe that Provalis’ key assets of novel technological platforms, an expanding distribution network and dynamic and experienced sales and marketing capabilities, can be leveraged to build a stable, significant and growing healthcare company.

Consolidated Profit and Loss Account

For the year ended 30 June 2003

Before exceptional items 2003	Exceptional items note 4 2003	Total 2003	Before exceptional items 2002	Exceptional items note 4 2002	Total 2002
£’m	£’m	£’m	£’m	£’m	£’m

Turnover
- Continuing activities	14.0	—	14.0	9.1	—	9.1
- Discontinued activities	—	—	—	0.3	—	0.3

14.0	14.0	9.4	9.4

Cost of sales	(6.3)	—	(6.3)	(4.1)	—	(4.1)

Gross profit	7.7	—	7.7	5.3	—	5.3
Selling and distribution expenses	(3.1)	—	(3.1)	(3.2)	—	(3.2)
Administration expenses
Amortisation of intangible assets	(1.5)	—	(1.5)	(0.9)	(0.5)	(1.4)
Administration costs	(3.2)	—	(3.2)	(2.8)	—	(2.8)
Research and development costs	(2.0)	—	(2.0)	(3.3)	—	(3.3)

(6.7)	—	(6.7)	(7.0)	(0.5)	(7.5)

Operating loss
- Continuing activities	(1.7)	—	(1.7)	(3.7)	(0.5)	(4.2)
- Discontinued activities	(0.4)	—	(0.4)	(1.2)	—	(1.2)

(2.1)	(2.1)	(4.9)	(0.5)	(5.4)
Loss on termination of discontinued activities	—	(0.2)	(0.2)	—	—	—
Profit on variation of distribution agreement – continuing activities	—	3.4	3.4	—	—	—

Profit (loss) on ordinary activities before interest	(2.1)	3.2	1.1	(4.9)	(0.5)
Interest receivable and similar income	0.2	—	0.2	0.2	—	0.2

Profit (loss) on ordinary activities before taxation	(1.9)	3.2	1.3	(4.7)	(0.5)	(5.2)
Tax on loss on ordinary activities	—	—	—	0.4	—	0.4

Profit (loss) for the financial year	(1.9)	3.2	1.3	(4.3)	(0.5)	(4.8)

Profit (loss) per share – basic and diluted	(0.6	)p	1.0	p	0.4	p	(1.7	)p	(0.2	)p	(1.9	)p

Consolidates Balance Sheet

At 30 June 2003

	2003	2002
	£’m	£’m

Fixed assets
Intangible assets	12.5	14.0
Tangible assets	1.6	1.6
Investments – restricted deposits	—	4.9

	14.1	20.5

Current assets
Stocks	1.9	1.4
Debtors	4.0	2.4
Cash and deposits	6.6	10.4

	12.5	14.2

Creditors: Amounts falling due within one year	(7.7)	(7.5)

Net current assets	4.8	6.7

Total assets less current liabilities	18.9	27.2
Creditors: Amounts falling due after more than one year	(1.8)	(6.4)
Provisions for liabilities and charges	—	(4.9)

Net assets	17.1	15.9

Capital and reserves
Called-up share capital	3.3	3.3
Share premium account	24.1	24.1
Merger reserve	96.3	96.3
Profit and loss account	(106.6)	(107.8)

Equity shareholders’ funds	17.1	15.9

The accounts were approved by the Board of directors on 1 September 2003 and were signed on its behalf by:

P Gould

P Bream

Chief Executive Officer

Finance Director

Consolidated Cash Flow Statement

For the year ended 30 June 2003

	2003	2002
	£’m	£’m

Net cash outflow from operating activities	(0.7)	(3.7)

Returns on investments and servicing of finance
Interest received	0.2	0.2

Net cash inflow from returns on investments and servicing of finance	0.2	0.2

Taxation
Research and development tax credit received	0.6	0.1

Net cash inflow from taxation	0.6	0.1

Capital expenditure and financial investment
Purchase of intangible fixed assets	(4.6)	(3.9)
Purchase of tangible fixed assets	(0.5)	(0.8)
Proceeds on variation of distribution agreement	1.5	—

Net cash outflow from capital expenditure and financial investment	(3.6)	(4.7)

Acquisitions and disposals
Termination of discontinued businesses	(0.2)	—

Net cash outflow from acquisitions and disposals	(0.2)	—

Net cash outflow before management of liquid resources and financing	(3.7)	(8.1)

Management of liquid resources
Decrease (increase) in short term deposits	3.5	(0.5)

Net cash inflow (outflow) from management of liquid resources	3.5	(0.5)

Financing
Issue of ordinary shares	—	10.8
Share issue costs	—	(0.7)
Unsecured loan repayments	(0.1)	(0.3)

Net cash (outflow) inflow from financing	(0.1)	9.8

(Decrease) increase in cash	(0.3)	1.2

Statement of Total Recognised Gains and Losses

For the year ended 30 June 2003

	2003	2002
	£’m	£’m

Profit (loss) for the financial year	1.3	(4.8)
Currency translation differences on foreign currency net investments	(0.1)	—

Total recognised gains and losses relating to the year	1.2	(4.8)

Reconciliation of Movements in Shareholders’ Funds

For the year ended 30 June 2003

	2003	2002
	£’m	£’m

Shareholders’ funds at the beginning of the year	15.9	10.6
Share capital issued	—	10.8
Share issue costs	—	(0.7)
Profit (loss) for the financial year	1.3	(4.8)
Currency translation differences on foreign currency net investments	(0.1)	—

Shareholders’ funds at the end of the year	17.1	15.9

Notes to the Preliminary Results

For the year ended 30 June 2003

1.                  Accounting policies

The financial information in this announcement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.  The results in respect of the year ended 30 June 2002 are an abridged version of the full accounts for that year which received an unqualified report from the auditors and which were delivered to the Registrar of Companies.

The preliminary financial information has been prepared using accounting policies consistent with those adopted in the previous statutory accounts (to 30 June 2002).

Statutory accounts for the year ended 30 June 2003, in respect of which KPMG Audit Plc have made an unqualified report, will be delivered to the Registrar of Companies and sent to shareholders.  A copy will be available from the Company’s registered office at Newtech Square, Deeside Industrial park, Deeside, Flintshire, CH5 2NT in due course.

2.                  Continuing/discontinued activities

	2003			2002
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£’m	£’m	£’m	£’m	£’m	£’m

Turnover	14.0	—	14.0	9.1	0.3	9.4
Cost of sales	(6.3)	—	(6.3)	(4.1)	—	(4.1)

Gross profit	7.7	—	7.7	5.0	0.3	5.3
Selling and distribution expenses	(3.1)	—	(3.1)	(3.2)	—	(3.2)
Administration expenses
Amortisation of intangible assets	(1.5)	—	(1.5)	(1.4)	—	(1.4)
Administration costs	(3.2)	—	(3.2)	(2.8)	—	(2.8)
Research and development costs	(1.6)	(0.4)	(2.0)	(1.8)	(1.5)	(3.3)

	(6.3)	(0.4)	(6.7)	(6.0)	(1.5)	(7.5)

Operating loss	(1.7)	(0.4)	(2.1)	(4.2)	(1.2)	(5.4)

3.                  Segmental analysis

(a)             Analysis by geographical segment

The analysis by geographical segment of the Group’s turnover, profit on ordinary activities before taxation and net assets is set out below:

Turnover

	By destination		By origin
	2003	2002	2003	2002
	£’m	£’m	£’m	£’m

UK	10.6	8.4	14.0	9.3
Europe	0.5	0.2	—	—
US	2.8	0.6	—	—
Rest of World	0.1	0.2	—	0.1

	14.0	9.4	14.0	9.4

Profit (loss) on ordinary activities before taxation

	2003	2002
	£’m	£’m

UK	1.1	(5.4)
Rest of World	—	—

Profit (loss) on ordinary activities before interest	1.1	(5.4)
Net interest receivable	0.2	0.2

	1.3	(5.2)

Net assets

	2003	2002
	£’m	£’m

UK	10.4	5.4
Rest of World	0.1	0.1

Net operating assets	10.5	5.5
Unallocated assets including cash and deposits	6.6	10.4

Net assets	17.1	15.9

(b)             Analysis by class of business

The analysis by class of business segment of the Group’s turnover, profit on ordinary activities before taxation and net assets is set out below:

Turnover

	2003	2002
	£’m	£’m
Continuing activities
- Medical Diagnostics	3.1	0.9
- Pharmaceuticals	10.9	8.2
	14.0	9.1
- Discontinued activities	—	0.3
	14.0	9.4

Profit (loss) on ordinary activities before taxation

	2003			2002
	Ordinary activities	Exceptional items	Total	Ordinary activities	Exceptional items	Total
	£’m	£’m	£’m	£’m	£’m	£’m

Continuing activities
- Medical Diagnostics*	(2.3)	—	(2.3)	(3.4)	—	(3.4)
- Pharmaceuticals	2.5	—	2.5	1.3	(0.5)	0.8
- Common costs	(1.9)	—	(1.9)	(1.6)	—	(1.6)
- Net interest receivable	0.2	—	0.2	0.2	—	0.2
Profit on variation of distribution agreement	—	3.4	3.4	—	—	—

	(1.5)	3.4	1.9	(3.5)	(0.5)	(4.0)
Discontinued activities**	(0.4)	—	(0.4)	(1.2)		(1.2)
Loss on termination of discontinued activities**	—	(0.2)	(0.2)	—	—	—

	(1.9)	3.2	1.3	(4.7)	(0.5)	(5.2)

* Medical Diagnostics’ loss is stated inclusive of R&D spend of £1.6m (2002: £1.6m).

** Discontinued activities relate to programmes in the vaccines research business of Therapeutics R&D, which closed during the period. The costs of closure have been included in the “Loss on termination of discontinued activities”.

Net assets

	2003	2002
	£’m	£’m

- Medical Diagnostics	0.5	1.6
- Pharmaceuticals	7.2	3.9

	7.7	5.5
Unallocated assets including cash and deposits	9.4	10.4

	17.1	15.9

4.                  Exceptional items

	2003	2002
	£’m	£’m

Profit on variation of distribution agreement - continuing activities (1)	3.4	—
Loss on termination of discontinued activities (2)	(0.2)	—
Pennsaid® write off(3)	—	(0.5)

Notes

1.                   This relates to profit recognised on payments arising from the variation of the distribution agreement with Dr Falk Pharma. £1.5m was received in February 2003, £1.5m is due to be received in January 2004 and a further £0.4m in January 2005. Up to a further £1.6m may be received in January 2005 contingent on the levels of sales of Falk products in calendar year 2004.

2.                   This relates to the redundancy and closure costs of Therapeutic R&D’s Vaccine programmes.

3.                   This charge writes off the cost of Pennsaid® including both the cost of acquisition of the UK distribution rights and the value of the remaining stock holding. The legality of early termination of Provalis’ rights under the distribution agreement by Dimethaid, the Canadian owner of Pennsaid®, is currently being challenged by Provalis.

4.                   There are no taxation consequences of the above exceptional items due to the availability of tax losses.

5.                  Earnings before interest, taxation, depreciation and amortisation (“EBITDA”)

	Before exceptional item year ended 30 June 2003	Exceptional item year ended 30 June 2003	Year ended 30 June 2003 Total	Before exceptional item year ended 30 June 2002	Exceptional item year ended 30 June 2002	Year ended 30 June 2002 Total
	£’m	£’m	£’m	£’m	£’m	£’m

Loss on ordinary activities before taxation	(1.9)	3.2	1.3	(4.7)	(0.5)	(5.2)
Interest	(0.2)	—	(0.2)	(0.2)	—	(0.2)
Amortisation	1.5	—	1.5	0.9	0.5	1.4
Depreciation	0.5	—	0.5	0.4	—	0.4
Profit on variation of distribution agreement	—	(3.4)	(3.4)	—	—	—

EBITDA	(0.1)	(0.2)	(0.3)	(3.6)	—	(3.6)
Operating loss from discontinued activities	0.4	—	0.4	1.2	—	1.2
Loss on termination of discontinued activities	—	0.2	0.2	—	—	—

EBITDA excluding discontinued activities	0.3	—	0.3	(2.4)	—	(2.4)

6.                  Earnings per share (“EPS”)

	2003		2002
	£’m	p	£’m	p

Earnings per share are based on:
Profit (loss) after exceptional items attributable to ordinary shareholders	1.3	0.4	(4.8)	(1.9)
Exceptional items	(3.2)	(1.0)	0.5	0.2

Loss before exceptional items attributable to ordinary shareholders	(1.9)	(0.6)	(4.3)	(1.7)

	2003	2002

Basic and diluted weighted average number of ordinary shares	330,360,181	258,294,428

7.                  Intangible fixed assets

Group product rights and licences
£’m

Cost
At 1 July 2002	15.4
Termination of distribution agreement	(0.5)

At 30 June 2003	14.9

Amortisation
At 1 July 2002	1.4
Charge for year	1.5
Impairment related to termination of distribution agreement	(0.5)

At 30 June 2003	2.4

Net book value At 30 June 2003	12.5

At 30 June 2002	14.0

The intangible assets represent the total cost of acquisition of Diclomax® from Parke Davis, a subsidiary of Pfizer Inc., on 3 December 2001, for £14.9m (including £0.4m of transaction costs). The asset is being amortised over a period of ten years and the Consolidated Profit and Loss Account for the year ended 30 June 2003 contains amortisation of £1.5m (2002: contained first seven months’ amortisation of £0.9m). The intangible asset of £0.5m, representing the cost of investment in Pennsaid® which was fully provided against in 2002 following an impairment review, has been written off following the termination of the distribution agreement.

The cash flow associated with the acquisition of Diclomax® was £4.6m in the year. The remaining £6.4m of acquisition cost is held within creditors (with £1.8m of this due in greater than one year) and will be payable in weekly instalments until November 2004. As security for the payment of the deferred consideration Parke Davis has a fixed and floating charge over the assets (excluding book debts) of Provalis Healthcare Limited. The security offered by Provalis plc lapsed on 3 December 2002 but Provalis plc will continue to guarantee the debt of Provalis Healthcare Limited to Parke Davis Limited.

8.                  Cash flow information

(a)           Reconciliation of operating loss to operating cash flows

	2003	2002
	£’m	£’m

	2003	2002
	£’m	£’m

Operating loss	(2.1)	(5.4)
Depreciation and impairment of tangible fixed assets	0.5	0.4
Amortisation and impairment of intangible fixed assets	1.5	1.4
(Decrease) increase in trade creditors	0.5	(0.1)
Decrease in other creditors and accruals	(0.3)	(0.1)
Increase in stocks	(0.5)	(0.6)
Decrease (increase) in trade debtors	(0.3)	0.3
Decrease in other debtors and prepayments	—	0.4

Net cash outflow from operating activities	(0.7)	(3.7)

(b)           Reconciliation of net cash flow to movements in net funds

	2003	2002
	£’m	£’m

(Decrease) increase in cash in the year	(0.3)	1.2
Repayments of unsecured loan	0.1	0.3
(Decrease) increase in short term deposits	(3.5)	0.5

Movement in net funds in the year	(3.7)	2.0
Net funds at 1 July 2002	10.3	8.3

Net funds at 30 June 2003	6.6	10.3

(c)            Analysis of changes in net funds

	As at 1 July 2002	Cash flow	As at 30 June 2003
	£’m	£’m	£’m

Cash	1.9	(0.3)	1.6
Short term deposits	8.5	(3.5)	5.0

Cash and deposits	10.4	(3.8)	6.6
Unsecured loan due in under one year	(0.1)	0.1	—

Net funds	10.3	(3.7)	6.6

Short term deposits have a maturity of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the repayment of certain expenses. Cash includes cash in hand and deposits repayable on demand.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: September 2, 2003	By:	/s/ Lee Greenbury
Name: Lee Greenbury
Title: Secretary